

UNITED STATES
**SECURITIES AND EXCHANGE
COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

April 11, 2008

Mr. R. Scott Murray
Chief Executive Officer
Global BPO Services Corporation
125 High Street, 30th Floor
Boston, MA 02110

**Re: Global BPO Services Corporation
         Preliminary Proxy Materials on Form PreM14A
         Amended on April 2, 2008
         File No. 1-33739**

Dear Mr. Murray:

   We have reviewed your filing and have the following comments. Please amend the filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary of Material Terms of the Merger, page 1

1. We note your response to prior comment five. As previously requested, please revise to consolidate your summary term sheet and the additional summary section beginning on page 12.

<u>Risk Factors, page 33</u>

<u>A substantial portion of Stream's revenues is generated from a limited number of clients,
and the loss of any or more of these clients would materially reduce Stream's revenue
and cash flow and adversely affect Stream's business., page 41</u>

2. We note your response to prior comment 17 and do not agree. As your risk factor
    illustrates, Stream's business is materially dependent upon the revenues generated
    from three significant clients. Investors are entitled to know the identities of these
    clients based upon the revenues attributed to each. Please disclose the identities
    of each of the three.

<u>Background of the Merger, page 57</u>

3. We note your response to prior comment 20. Tell us in your response letter why
    as a managing director of H.I.G., Mr. Rosen does not control H.I.G.

4. We note your response to prior comment 25. While we understand that the ability
    to "proceed quickly" caused H.I.G. to be interested generally in exploring a
    possible transaction with GBPO, we are uncertain how this ability caused H.I.G.
    to specifically decide to explore the sale of Stream, then not currently for sale, to
    a special purpose acquisition corporation such as GBPO. Please advise or revise.

5. We note your response to prior comment 26. Please clarify, if true, that the
    "several other potential acquisition candidates" you reference on page 60,
    paragraph 3, are the same as the seven potential candidates you reference on page
    59. Also, please revise to clarify the nature and extent of the discussions GBPO
    engaged in with these candidates, and the date(s) upon which the discussions with
    the additional candidates ceased.

6. We note your response to prior comment 27. Please further revise to discuss the
    reasons for and negotiations behind management's decisions regarding the
    downward adjustment mechanism, in addition to the disclosure you have provided
    regarding the upward adjustment mechanism.

<u>GBPO's Board of Directors' Reasons for the Approval of the Merger, page 61</u>
<u>The Terms of the Merger Agreement, page 63</u>

7. We note your response to prior comment 28. Please further revise to address the
    board's determination of reasonableness in light of the indemnification
    provisions, as referenced in the original comment.

Summary of 80% Test, page 74

8. We note your response to prior comment 35. You do not appear, however, to have addressed that portion of the comment which requested that you address the appropriateness of relying on the GBPO estimates with respect to revenue enhancements, given their inherent uncertainty. Please advise or revise.

Business of Stream, page 103

9. Please revise to include Fiscal Year 2007 Item 402 disclosure regarding Stream that Stream would be required to make were it filing a Form 10 registration statement, including Compensation and Analysis Disclosure. Likewise, please revise to provide Item 402 disclosure regarding each person who will serve as a director or an executive officer of the surviving company required by Item 18(a)(7)(ii) or 19(a)(7)(ii) of Form S-4, including Compensation and Analysis disclosure that may emphasize new plans or policies (as provided in the Release 33-8732A text at n. 97). Please refer to Item 402 of Regulation S-K, Executive Compensation, Compliance and Disclosure Interpretations, August 8, 2007, Interpretation 1.12 publicly available at the Commission's website, www.sec.gov

Management's Discussion and Analysis—Stream, page 110

10. We note your response to prior comment 46, and the revised disclosure at pages 111 and 116. Further explain what measures are considered by management to be "revenue enhancements." Please highlight the trends affecting Stream's business in your MD&A for Stream.

11. We note your response to prior comment 47. However, those portions of our previous comment requesting the percentage of service contracts that have been renewed historically, nor the costs, if any, involved in the event of early termination have not been addressed. Please advise or revise.

Certain Relationships and Related Party Transactions, page 141

12. We note your response to prior comment 58. Please clarify, if true, that to date the founding stockholders have not incurred any out-of-pocket expenses. If such is not the case, please revise to quantify the out-of-pocket expenses incurred as of a recent practicable date.

* * * * *

As appropriate, please revise your preliminary proxy materials in response to these comments. You may wish to provide us with marked copies of the revised proxy statement to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Paul Monsour, Accountant, at (202) 551-3360 or Terry French, Accounting Branch Chief, at (202) 551-3810 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Attorney-Advisor, at (202) 551-3415 or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: via facsimile

        Mark Borden, Esq.
        617-526-5000